UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2023

Commission File Number: 001-41253

Super Group (SGHC) Limited

(Translation of registrant’s name into English)

Super Group (SGHC) Limited

Bordeaux Court, Les Echelons

St. Peter Port, Guernsey, GY1 1AR

Telephone: +44 (0) 14 8182-2939

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation of Director

John Collins will resign from the board of directors (the “Board”) of Super Group (SGHC) Limited (the “Company”) effective December 31, 2023 in connection with his investment into a National Hockey League team. Mr. Collins’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Mr. Collins is currently the chairman of the Nominating and Corporate Governance Committee of the Board and a member of the Audit Committee of the Board. Following the effectiveness of Mr. Collins’s resignation, Jonathan Jossel will become a member and the chairman of the Nominating and Corporate Governance Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: December 20, 2023	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory